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                                                                     Exhibit 20
November 10, 1998

Dear Stockholder:

  I am pleased to report that our Company's performance in the first quarter of fiscal 1999 resulted in a substantial improvement over the same period the prior year. In addition, the most recent government statistics indicate that in the five months since the implementation of a three-year quota on imports of foreign wheat gluten on June 1, the European Union (E.U.) has essentially met its first year quota of 54 million pounds. That amount is equivalent to just over half the record annual amount which the E.U. shipped into the United States in fiscal 1998.
   With the E.U.'s quota for the initial 12-month quota period that ends May 31, 1999 now filled, a more fair and stable competitive environment should exist in the U.S. wheat gluten market for much of the remainder of our current fiscal year.
  We ended this year's first quarter with net income of $666,000, or $0.07 per share, on sales of $51,938,000 versus a net loss of $235,000, or $0.02 per share, on sales of $57,623,000 for the first quarter of fiscal 1998. Lower grain costs and increased productivity, which was influenced by heightened market interest in our wheat gluten products, were mainly responsible for this turnaround.
  Prices for wheat, corn and milo, our principal raw materials, declined as the result of this year's bumper harvests in the U.S. Productivity improved as the result of increased wheat gluten production in response to strengthened demand and in preparation for effectively satisfying customer needs following the expected reduction in imports of subsidized and artificially-priced E.U. gluten. Additionally, our sales of specialty wheat gluten products experienced growth during the quarter, contributing to our overall increase in gluten output.
  Although our production of wheat starch was down compared to a year ago, it was considerably higher than the amount produced in the fourth quarter of fiscal 1998. While this increase resulted from a rise in sales of non-modified wheat starch, we currently are experiencing strengthened sales of our value-added modified starches as well.
  Demand for our food grade alcohol fell below last year's first quarter level, resulting in price and volume decreases in the beverage category and reduced unit sales for industrial applications. Beverage alcohol selling prices primarily followed the decline in raw material costs for grain, but were also affected by increased alcohol supplies throughout the industry. Unit sales of our fuel grade alcohol were essentially even with sales a year ago. However, selling prices for this product declined, keeping pace with a downturn in gasoline prices. Optimizing our distillery operations to achieve improved efficiencies and increasing sales of food grade alcohol as conditions allow are among our top priorities at this time.
  Our other principal priorities are to steadily increase our production and sales of vital wheat gluten as the effects of the import quota continue to materialize; make major market penetrations for our new specialty wheat gluten products through extensive marketing and promotional programs; and expand our sales of modified wheat starch to new areas of the food market. By meeting these goals and realizing stable or lower raw material costs for grain, favorable results should continue in the current quarter and beyond.

Sincerely,

s/Ladd M. Seaberg
Ladd M. Seaberg
President and CEO